EXHIBIT 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Fiscal Ended
	Feb. 2,	Feb. 3,	Jan. 28,	Jan. 29,	Jan. 31,
	2008	2007	2006	2005	2004
NET EARNINGS
Income from continuing operations	$49	$247	$263	$255	$209
Income tax (benefit) expense	(99)	145	142	119	115
Interest expense, excluding capitalized interest	21	23	23	22	26
Portion of rents deemed representative of the
interest factor (1/3)	224	214	210	202	177
	$195	$629	$638	$598	$527
FIXED CHARGES
Gross interest expense	$21	$23	$23	$22	$26
Portion of rents deemed representative of the
interest factor (1/3)	224	214	210	202	177
	$245	$237	$233	$224	$203
RATIO OF EARNINGS TO FIXED CHARGES	0.8	2.7	2.7	2.7	2.6

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